Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: March 18, 2024

On March 15, 2024, Jacob DeWitte, the Co-Founder and Chief Executive Officer of Oklo Inc. (“Oklo”), participated in an interview with Jon Windham for an installment of the UBS Energy Transition Series to discuss Oklo's business, nuclear energy and the proposed business combination between AltC Acquisition Corp. (“AltC”) and Oklo (the “proposed business combination”). The following is a transcript of Mr. DeWitte's interview:

Jon Windham – Equity Research Analyst, UBS:

Thank you and welcome everybody to the latest installment of the UBS Energy Transition Call series. As usual, this is your host, Jon Windham. I head up Alternative Energy and Environmental Services Equity Research here at UBS, and today we're going to be talking about small modular reactors with Oklo.

In this call series, which we've been running since 2018, we've done about 408 calls, I think this is number 409. We try to explore the energy transition both in terms of breadth of different technologies as well as depth within certain technologies and try to introduce companies that are in some way enabling or driving the energy transition. And Oklo certainly fits that.

Just as a brief introduction, Oklo is developing a next-generation small modular reactor. On July 11th of last year, Oklo and AltC Acquisition Corp. announced that they had entered into a definitive business combination agreement. And upon closing the transaction, the combined company is expected to operate as Oklo under the ticker OKLO. Very happy to have with us from Oklo, Jacob DeWitte, who's the founder and CEO.

Before I hand it over to Jacob for an introduction to the Oklo story, just a few format issues. There will be an opportunity for you to ask questions through the open exchange platform using the raise your hand function. Alternatively, I know many of you prefer to email me your questions. If you do that at Jon, J-O-N, dot Windham, W-I-N-D-H-A-M at UBS.com, I will ask them for you anonymously as time permits.

And then lastly, I'm sure all the regular participants are getting sick of this disclosure, but it is a requirement. As a research analyst, I'm required to provide certain disclosures relating to the nature of my own relationship and that of UBS with any company on which I express views on this call today. These disclosures are available at UBS.com/disclosures. Alternatively, reach out to me by the previously provided email and I can provide them for you.

All right, with that, great way to end the week. Jacob, thank you so much for being here today. It's sort of NuScale, which is already listed as a company I cover. It's been a wild ride, right? It was sort of like towards the end of last year, people were very concerned about interest rates. They had a project canceled. Stock went on in $2. It was $2 in January, it's $7 today; stocks up 300% in just over a month. So it's sort of crazy how the sentiment has changed around SMRs very quickly. I'm sure you're looking forward to being in the public markets and dealing with the volatility, but I really appreciate you being here today. Oklo – It's a story we talked before. It's a really interesting technology and approach to the market, so I appreciate you being here.

Why don't I turn it over to you for some opening comments and then we'll get into the Q&A.

Jacob DeWitte – Co-Founder & CEO, Oklo

Thank you so much and thank you for having me here, happy to be here. I think it's broadly a very exciting time for nuclear technology, which is really, really cool to see. For me, that's really exciting because I'm someone who grew up around the space from a young age. I'm originally from Albuquerque, New Mexico, born and raised. Jumped at the chance to be around nuclear technology from that very young age, going to see things like the National Science Museum, the National Nuclear Museum, as well as just other things that are part of the nuclear scene in New Mexico. So as a kid I fell in love with it. It's this technology straight out of science fiction but it’s real. And so I got pretty excited about it and was really drawn to this idea that, “Hey, when you split an atom you produce 50 million times more energy or so than sort of the average chemical reaction of a combustion event," right? That's just really cool. And so it was something I knew I wanted to work on from a very young age. I got the chance to get hired working on various aspects of different programs -- the weapons program, actually, starting high school. And then from there I got the chance to touch a bunch of different facets in the industry.

I started being really drawn to what was going to be next from a technological perspective, had the chance to then touch elements of the front end of fuel cycle and uranium enrichment to government and academia, in both industry research and development, to working on reactor design work at GE Hitachi as well as then the main core reactor side of things on the design side.

And along that path it started to become clearer and clearer to me it wasn't really about what was next from a technological perspective, it was about fundamentally doing some things differently and in a new way to deliver really what was next. In other words, deliver the potential that I saw nuclear had. I think a lot of people see it has -- which is kind of what led us to more or less start the company and kind of built around three main things for us that we saw needed. What we saw was huge opportunities to kind of modernize.

One was on the business model, then second was around the design technology section, and then the third is really around the size. And just real quick to run through those. The business model, one of the things that we focused on was a different business model where we actually offer what we saw customers really wanting. For a long time, I would argue in my time growing up in the space, I've not seen a shortage of demand for nuclear power -- like what the energy that comes out of nuclear plants is -- it's clean, reliable, affordable. But our industry makes it really hard for them to buy that – sort of, because how the business model operates there. So we pursued this in a different way to make it easier by really focusing on selling what they want: power.

So we design, own and operate the plants, sell power through power purchase agreements, it works a lot like what Renewables have done and find a lot of traction in that way. It really aligns with also how we're seeing large energy users moving more and more directly to sort of procuring their energy and facets like that. Additionally, then we focus on what the technological potential is to best realize this model as well as sort of the raw economic potential of nuclear.

One of the things that's long driven me a little bit crazy is that nuclear, when you look at it, has the best performance in to me, what is the most fundamental metric for the economics in energy source, which is, material and density limits. In other words, how many pounds or kilograms of fuel, copper, steel, concrete, etc., are needed to make each megawatt hour of energy made over a plants lifetime. And when you compare nuclear fission across all energy sources, nuclear fission is by far the best. It even beats fusion if you ever get fusion to work. So it is positioned very well to be extremely sustainable because of the low material impact as well as economically efficient and competitive.

So we thought about how do you best realize that? We saw an important angle there of taking a different technological approach where we focus on a wonderful rich legacy of liquid metal cooled fast reactors of the technology that Enrico Fermi during the Manhattan Project saw as being massively important in enabling.

And then over the last, I should say subsequent decades, societally speaking, we, as a society, developed out this technology, built more than 25 of these plants, accrued almost 500 combined reactors of experience, learned what does not work. Also, very importantly, of course learned what does work well. And in the U.S., this has kind of successfully culminated in demonstrations in Washington State and in Idaho. And the Idaho plant -- it's called the Experimental Breeder Reactor-II or EBR-II, which is the plant we most directly derive our technical lineage from.

It's a liquid sodium-cooled fast reactor that uses metallic fuel, it ran for 30 years, demonstrated out certain fundamentally great characteristics we like about the technology so much. It proved out fantastic operating characteristics, using and outperforming commercial light water plants at the time. It's really the only technology that's been able to do that. By the way, it was a test reactor. It was not its job to do that. And the fact that it did it, for someone who has worked, on fast reactors, is still mind-boggling to this day. But very, very impressive. It also demonstrated this great inherent and passive safety characteristics. So, it's great from the safety side, but it also means you're relying on active forces right? Natural phenomenon to keep the system safe and contained and cooled down. That's awesome too because that'll advise you to simplify things. But if you are relying on things like gravity, thermal expansions and the conduction from the conduction, those are generally pretty cheap, if not free. So they give you a lot of benefit for systems and communication, which helps drive costs down – both capital as well as operational. So that's a big one obviously to see. We also learned a lot about some other cool things you can do with this including recycling fuel.

And so those kind of presented the case for great technology platform that it works well to build that up. That was a 20 megawatt electric plant right? And so we're starting at 15 megawatts just taking that technology base forward, sort of streamlining a few things of it and modernizing it to be a power generation machine, not a test reactor, and proceeding forward. We're also offering a 50 megawatt system that builds off of this technology that can scale as large as you want, but we see a lot of value starting small that gives us scalability through different sizes, but sort of beating under the point of becoming a mega project. So we can keep these things more as a pre-fabrication manufacturing and installation effort rather than a massive construction infrastructure project.

And now to go back to the technology for a second, what's exciting about using liquid-sodium as coolant is it's a liquid metal. It's really, really good at heat transfer. It operates at high temperatures without being pressurized and it's compatible with common stainless-steel alloys like 304L or 316L, things that are used in many other industries and we've designed to also be very similar form factors, if not identical, to what you see major components are in other industries.

At the end of the day, what our system is, is basically two vessels, one inside the other and then inside of that you have componentry that holds the fuel and heat exchangers. I'm being a little bit simple, of course, but at the end of the day those components all look quite similar to things that are used in other industries. So being able to tap into supply chains that are already producing almost the same, if not the exact same componentry, serving oil and gas, food & beverage, chemical and so on and so forth is obviously worth a lot in terms of our ability to hit economic efficiency quickly as well as scale quickly.

And that was all by intentional design approach and something somewhat uniquely enabled by this technology set that avoids the need of the exotic alloys and avoids the need to for pressurized componentry. All in all, that translates to significant advantages on the supply side as well as the economic side. And then that's where starting on the small front is very important.

We wanted to start this company working on as small a reactor as we could that had a market we could grow into. So not like a 100-kilowatt or less like toy machine, but something that we could see a real market to grow go into. We kind of sweet-spotted at 15 megawatts.

And the reason we wanted to do that was because everything else I had seen at nuclear that was starting bigger than that, the 100’s megawatts or so and larger typically put a company in a position where from the start of the company to the time it was turning and produced power, that was a multi-billion dollar proposition at minimum, and that's just a difficult thing to capitalize. So we wanted to stay as small as we could with the market to go into change that to be a few hundred million dollars proposition you to go from start to first power, something that becomes very, I would say more digestible in the market. So that was how we started on that.

Now of course, part of that also was finding the right market and one of the cool things of the size is it's lining up well with what we see in a couple of different verticals that are very important to us. So the data center side, the industrial side -- honestly energy is one of those bedrock things for all civilization. So the potential customer conversations we have span everything, but those are kind of the main areas of focus where the most activity is for us, which is pretty cool.

And so from there then we have 15, we also have 50 megawatts that's lagging that and we may go up to be something in a 100, 200 range, but once we get above that, you start to transition into more and more of a large scale infrastructure project where the economics start to invert. That's a different paradigm than for pressurized water reactor or other technology types. But again, I think that's an advantage of being a non-pressurized system and leveraging existing supply chains for many components out there.

And finally, the last thing I'll say is, on the recycling front, this is cool because it's a cool story, but also because of what it does for the economics of the system. First of all, what this means is you're taking the used fuel from today's reactors as well as tomorrow's reactors, including ours, and being able to recycle it and reuse the leftover fuel in that material. And why that's so important is because pretty much all reactors only used about 5% of the fuel in the past through the reactor.

That means that this used fuel that we have, or nuclear waste, or spent fuel, depending on people talking about it, is really just barely, barely used fuel because more than 90% of the fuel remains in that material. So if you can recycle it, there's a tremendous amount of energy content or fuel reserve in what we consider waste right now. And for fast reactors, this is kind of what only really fast reactors can do this, and this just gets into some of the cool nuclear physics and fast neutrons vs. slow neutrons. But long story short, that opens the door for massive resource utilization. And because there's so much fuel left, it allows you to do some pretty cool things about reducing your fuel costs.

So just to put some numbers on it, in the U.S. there's about 90,000 metric tons of used fuel that would fit in a Super Walmart in terms of the volume just for illustration of size. But there's enough energy content remaining in that material to power the entire United States electric grids for 150 years. Furthermore, every year our operating group might produce enough used fuel power of the country for four years. So this is a massive, well, it's a hugely scalable resource. So being able to tap into that is a pretty exciting opportunity for us.

And then you couple that then with the economic benefit where we see this as a clear path to reduce our fuel costs by 80 to 90% or so, and then that's a pretty exciting opportunity alone. Not to mention that recycling opens the door for some other revenue diversification opportunities, which are pretty interesting, kind of weird and unique, when you get into them, but pretty cool when you actually do so looking at them deeply.

So at the end of the day, this is a technology that, to sound a little esoteric, a little maybe too abstract, that gets me so excited, why I fell in love with it and what I think gets the company excited, is we're literally working on a technical solution from the reactor side as well as the recycling side. Technology that's been demonstrated and proven, we know works, has the physics on our side to actually do this, that you now have a technology set that literally can tap into the known reserves of heavy metals on this planet that are accessible and effectively power the entire planet's energy needs for several billion years. That gives you the feeling of working on something that's massively important and massively scalable, and you have physics on your side for it.

So it's pretty cool and a unique place for us but something that gets us obviously really excited. So yeah, we don't have billion year expected cash flows, but that'll be a fun project every time. But in reality, yeah, we're pretty excited about where we've set up, what the technology looks like.

In terms of where we are today, we've announced four plants, the one in Idaho, two in Ohio, one in Alaska. We're very excited about those. We're also very excited about the pipeline and the platforms that we're developing and what that translates to and going forward and executing against that. We see very, very opportune timing along from the data center market. Obviously having Sam Altman as a chair of our board on the Oklo side and having known him basically since the beginning of the company as a friend and mentor as an investor and chair of the board, and obviously his role on the AltC side and his role going forward, I don’t think people understand what the AI and energy needs are going to be better than him, but what we see is that it breaks a lot of models because it's so large.

So it's a massive opportunity space and we're engineering and operating a product that's really well suited for that because of our size, because of our business model. So yeah, that's the fundamentals on where it is and our introduction and I'm happy to dive into any specific that you guys are curious to explore.

Jon Windham – Equity Research Analyst, UBS:

Perfect, thanks. And then maybe let's get started on the basics of the technology, maybe starting with fuel because it's pretty interesting, right? My understanding is it can run off virgin or fresh fuel or recycled fuel that is, just so I understand this correctly, it's basically fuel that's been discarded by a traditional nuclear power plant. Is that correct?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah. So basically for how that works is today's reactors, they're using about 5% of the fuel that loads into them, which means at the end of the time in operation, there's a good chunk of basically unused element or unused uranium as well as small amount of transuranics (those are the weird things on the periodic table that you don't talk a lot about in school, but the things from neptunium to plutonium and so forth -- things at the bottom to the right of the periodic table). Those are tremendous fuel sources for us. So, between that and some of the uranium that's unused, you can pull that out through a refining process. It's not too dissimilar from how it looks and works to how aluminum production works. But at the end of the day, you're able to pull out those components and then use that to make fuel for our system. You can pull out the uranium and transuaranic metal from this process. Then you mix it with some zirconium and you fabricate fuel into our form factor. So it's basically one form of replacement for using fresh, low enriched uranium. But this can just obviously do it at a much different, lower cost, really cool thing to do with reactors.

The other thing you do is use fuel -- about 4% or 5% of the content to these fission products, the byproducts of fission that are mostly waste products, but some do have some interesting industrial radioisotopic value, so there's some opportunity for selling some of those.

Jon Windham – Equity Research Analyst, UBS:

Got it. Medical opportunity, if I remember correctly.

Jacob DeWitte – Co-Founder & CEO, Oklo

Some are actually, it's a mix. Some medical and some industrial. There's actually a whole host. Yeah. It's a weird, funny market because as we've learned about this, a lot of that market was somewhat reliant on either, well, frankly Russia for supplies and obviously now there's a lot of interest trying to find other ways to get other sources. So it's creating this very, very unique boutique dynamic. But some of the numbers are pretty large, which is pretty surprising.

Jon Windham – Equity Research Analyst, UBS:

And then you mentioned that there's four separate projects moving forward. Do you already have secure fuel source for those and is it recycled or is it virgin? I don't know if that's the right term.

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah. Well, if you'll bear with me, this is where it gets kind of funky. So our very first reactor was actually using recycled fuel. It's like, wait, what? So here's what that looks like. So our first reactor, we were awarded through competitive processes from the Idaho National Laboratory of the Department of Energy, fuel that's being produced through recycling effort to reclaim basically unused fuel from the very research reactor or the test reactor that we derive our lineage from the product. That process is pulling out the unused fuel from the fuel that powered that system with the intent of using it for things like what we're doing here. So we're receiving fuel from that to fuel our first plant. The other plants, we don't have fuel supply from the government. Instead, obviously we've partnered with Centrus, which is one of the leading enrichers, basically to help us meet what we're trying to do there.

Other enrichers obviously produce in the space that we're exploring for partnerships on that front too. The reason we're doing that is because the recycling capacity, while we're super excited about it and we can support one plant, it's very, very limited. So in other words, what's operating at the national labs now is very limited in its capacity. So that's part of why we've partnered with the government and partnered with four major programs with funding from the government and then the national laboratories that have largely been around developing this technology, specifically Idaho National Lab and Argonne National Lab to commercialize that technology out and scale it up. So that is something that we're excited about happening later in the decade. But really between now and the turn of the decade, we're going to be heavily reliant on sourcing fresh fuel while we scale up our recycling infrastructure to be able to then use material and fuel produced that way. And at that point, we'll be able to start transitioning more and more into recycled materials, sorry, into recycling to produce the fuel.

Jon Windham – Equity Research Analyst, UBS:

Thank you. And maybe when you think about your technology, how do you think about the advantages, disadvantages, or different attributes relative to other SMR technologies that are out there and trying to ramp?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah. Well, first I think one of the coolest things humanity has ever done is discover that we can harness the strong force in the nucleus, one of the fundamental forces of the universe that is vastly energy rich. So I love the idea. Basically, I love most reactor types. I love how you can split atoms and harness that energy. But for us, one of the big focus points was looking at what the best in class economic potential and true scalability at a really global way could be -- how do you do that? And what we saw after taking a pretty deliberate approach about looking at this across all types of technologies was the benefit of our liquid sodium system. And we tried to take this in a different approach a little bit than how I think oftentimes the industry, I had seen how to approach technologies going forward, which was often rooted in a high degree around a favorite technology from an academic perspective and then thinking it can do everything you want it to do rather than trying to be very objective.

Thankfully, I've had a chance to work on technology types that span pretty much all types out there, including some hyper weird exotic stuff. And at the end of the day, the liquid sodium have a huge amount of potential. And for a couple of main reasons. First, liquid sodium is a really good heat transfer fluid. It's really good at moving heat from the fuel. That's its job. Fundamentally it's a coolant. You're moving heat produced in the fuel. And the way that works is like when you fission something, the vast majority of the energy released in the fission is manifested ultimately by heat that is conducted through the fuel and ultimately carried away by your coolant. So good coolant is really important for that. There's a lot of coolants you can use. But the thing we like about sodium is it runs at high temperatures without being pressurized.

It's a very, very good heat transfer so you keep things fairly small and compact. It's also though very importantly from a materials perspective, compatible with many common available alloys out there, specifically stainless alloys that you see industrially used in many places like stainless 304L and 316L and so on and so forth. That gives us an advantage that, because one, we're not pressurized, two, we're relatively compact form factor and we can tap into existing supply chain. Something that is fairly unique to what we're doing and a lot harder to do with anything else, right? Water reactors are great, but they need to have pressurized componentry, which has supply chain constraints and limitations to them. Gas cooled systems have some cool potential too, but typically they're running in environments where they need to use fairly exotic alloys, like the super alloys and consume a lot, a lot, a lot of graphite, which has a lot of cost to it, as well as some supply chain inefficiencies as we see more and more demand for graphite for other purposes kick up.

So this allows us to have some of those advantages about what you can do in that front. Again, just to go back, I like all types. This is just me being me. I like all types of reactors and see a lot of purpose, and I think a lot of them are going to find successful outcomes in terms of the market. But we see what we're doing has that truly nearly limitless, I should say, scalability to it as well as best in class economic performance potential because of the fact that it can be non-pressurized, it can use existing and relatively cheap componentry, cheap meaning low cost, and supply chains that are already producing things that are. And the key enabler that's very important for these kinds of next generation systems and why people like that, like what we're doing and to do with gas reactors, but what’s hard for water reactors is managing the inherent and passive safety side, very cost effectively how you manage the heat removal in the systems.

So to get a little bit in the weeds -- why this matters is it translates back to cost. Because what you're doing is putting the inherent passive safety of the system on your side to help drive cost down, while obviously using the fantastic physics safe nature of the system. So in a water cooling system, you're operating typically around 500, 550 degrees Fahrenheit or so, and a system like ours, you're operating between 900 and a thousand degrees Fahrenheit. That's important because at the end of the day in a nuclear reactor, one of the things that happens is when you turn it off, you're not actually turning off the heat production. And this is one of the weird things that you have to manage. In other words, when you split the atom for fission, the byproducts are decaying, they're radioactively decaying. Most of their heat as they're decaying away and quickly on average. Sorry. Most of that energy from decay is manifested as heat.

What that means is that when you turn a reactor off, you're producing about 7% or so of your power, your heat generation just from the decay of these things. So about 7% of your total full power that you would have with the reactor when you shut the reactor down is still being produced right then based on the decay of these isotopes. Now, that goes away and decays exponentially, so it drops pretty quickly, but you have to manage that heat production. The industry calls that decay heat, I've always liked the term “after heat” more. We have to manage that. Very manageable, right? We've shown that this technologies, you can use a lot of things to do it. Today's plants largely rely on a lot of auxiliary cooling systems, backup cooling systems, backups, backups and that works great. That all does come at some degree of higher capital and operating costs.

So newer plants are excited about using just natural phenomenon to do that because it's a lot cheaper. But one of the things about managing heat removal is that higher temperature you are, allows you to then actually transfer that extra heat you need to get rid of it ambiently quite efficiently just to air, which can really simplify a plant. You can't really do that at the temperatures water reactors operate at very efficiently because you need to be a pressure vessel and you need a lot of surface areas because heat transfer to air is highly dependent on the hot side temperature and the difference between that and the temperature of the area you're transferring heat to. The greater that difference, the more efficient the heat transfer is, and since you're operating at a higher temperature in a system like ours, you can actually transfer that heat to air quite efficiently.

At the end of the day, what that translates to is, NuScale accommodates a lot of cool heat reduction with their pool system, but you need water there just because you're transferring heat by the lower temperature, you need more water for that. For us, because we're at a higher temperature, we actually don't need a pool of water to be that heat sink. We can just use a pool of “air”, I’m doing air quotes, which I guess is ironic because I'm talking about pool of air, but then use the air that's naturally flowing around the system, pulling the heat down off the vessel. And that's great. Simplifying things quite a bit. So realizing the benefits from a safety side become quite attractive from an economics perspective as well as from a designs simplification perspective, from an economics perspective. So it's a pretty cool benefit set, for one. We like that technology. The other thing is we really know how these things are run and operated and can be decommissioned.

In other words, we have way more combined experience than you do with gas reactors. Less so of course, than the water reactors, but a lot of experience. And it's the only technology that in several cases has actually been able to match or outperform water cooled reactors in an operational perspective. So that's part of why we see this being so advantageous. And again, we know how this works. We've done it before. One of the big things in nuclear that is often underappreciated inside the industry, and this is just a function of the educational system being a little bit lagging, is an appreciation of maturity of some of these non-water technology sets. You don't really have any classes that teach around that. They're starting to catch up. But a lot of that was rooted in the fact of the following. I know this sounds weird, but all of this work that was done on these different kinds of reactors, and particularly the sodium side of things, that work was largely done between, really, the fifties and the nineties from the real operational experiences, most of which is archived on paper and it's been a long, slow process to digitize and make that information accessible. A lot of the amazing things that were done there are sort of only now becoming somewhat more available so that people in the industry are actually getting familiar with what was done there.

Thankfully, I've had the chance to work on some of the stuff at a young age, and just kind of kept digging and digging and digging and finding these things, and you kind of fall in love with what you learn. But at the end of the day, that's created kind of a situation where this is a technology set that's been a little bit underappreciated generically and in the industry from a broad education perspective. And we see that's reflected in how people think about advanced reactors and talk about them. But in reality, it's a real gem of what it's done and what happened there.

There's a lot more we could talk about on that front. Obviously, you can tell I get excited about this. But at the end of the day, it's a fantastic technology set that has been demonstrated and is among the best in terms of economic performance and technology that there is.

Jon Windham – Equity Research Analyst, UBS:

All right. Thank you for that. It's super interesting. I want to talk a little bit about the regulatory path, but before I do that, can I ask the moderator, Jerry, to provide participants instructions on how they can log in live questions on the call? And then after you do that, I'll talk about regulatory path and you can sort of interject if anyone has a question as we go on.

Jerry:

To ask a question, please hover over the bottom of your zoom screen and click on the raise hand feature. When prompted to unmute, please unmute, and ask your question.

Jon Windham – Equity Research Analyst, UBS:

All right. Jacob, I believe when you were going through the four projects, they were all in the United States? Correct me if I'm wrong on that, but so where are you in terms of the regulatory path, NRC, upcoming milestones? What's the process from here, timeline?

Jacob DeWitte – Co-Founder & CEO, Oklo

So this is a big thing that's been really the focus for us since the beginning. Of the non-light water reactor companies out there today, we were really the first to engage in a meaningful way with the NRC and what's called the pre-application back in 2016. But the reason was twofold. One, you have to do it, so do it. You got to work with them to get familiarized, you have to familiarize them with what you're doing and get feedback on the approaches and figure out the most efficient pathways for licensing. But the other is taking a highly integrative approach with them -- that is something that was very important for us. One thing I will be self-critical of the industry on is -- there has been a tendency to not want to innovate, or let me rephrase that, be hesitant to innovate.

Well, I guess I also don't want to innovate necessarily on the approaches on the regulatory side. And the rationales are really just because one of the biggest things I saw growing up in this industry was the massive sort of consistent response to new ideas and new ways of doing things with the mindset of, "Oh, yeah, maybe that's effectively proven a better way to do something, but we're not going to do it that way because it's different than what we do, what we like to do, what we've done. And when you ask, "Well, what's the rationale?" Often, it wasn't much of why the things being done work the way they do; rather they just had that history of being the way they were done.

So raising a lot of fundamental questions about how maybe we could have approached them differently in the regulatory space, opened the door for a lot of things. Very early in the company, we brought in and recommended and connected and knew some of the top names, like consultant and experts and other things in the regulatory space. And we did a lot of brainstorming and what we kept finding was there were a lot of ways that the generic approaches people wanted to take were easily challengeable and when we really pushed on it, it was like, "Why don't we do it in this way in a better way?"

The response was almost always like, "Well, it could be done, but we just do things the way we know." So it's pretty clear there's a huge amount of opportunity to try to do some things in a different manner here. So that's kind of a robust way of saying we took a highly integrative approach starting with the NRC early, to offer engagement, to try to get feedback on figuring out the most efficient pathways to evaluate a technology like what we're doing. That means you have your ups and downs, but at the end of the day, it aligns to getting to productive outcomes that are geared towards actually more, I would say, forward leaning approaches on the regulatory front. So what that translates to then is we've been working... First of all, at the end of the day, the NRC does have experience looking at all types of reactors. The idea that they only do one of the reactors is just not very accurate. They've had a long history of looking at a lot of different technology types.

So we've found from an engagement level, technologically, they're quite familiar. We've just been working with them to sort of familiarize with our approach and then the methodologies around which, how we do analyze and give the safety analysis of our systems to meet regulatory requirements to then allow to support them, if that makes sense. And their independent analysis that they have to do to ensure adequate safety. So that's why there's a lot of iteration of communication dynamics. We are right now preparing to do a pre-application readiness assessment with the NRC for our first application going in. We're taking a very different licensing approach than the rest of the industry because we're an owner-operator model. The rest of the industry takes things as like pursuing design certifications or standard design approvals or multi-step licenses. We can do many other things, and I understand why from a business model you're doing that, but at the end of the day you have to have a commercial operating license, and instead of taking detours to get there because we're owning and operating, we just went straight there.

So we are doing a pre-application readiness assessment for our combined license application, or COLA, as people call it, that will then give this kind of like a dress rehearsal review of the application that we will get feedback from the NRC on the last half of this year about, to then make sure we've got to button up everything we need to in the application and then the NRC can prepare for application for a review plan that will then allow us to submit an application potentially by the end of this year, but more likely early next year. Just depends on what the NRC feedback looks like. That lead application is most likely going to be the Idaho plant, but we'd expect to follow in relatively quick fashion with some of the other plants that have been announced and some others interested in the pipeline. So hopefully, we'll have several applications in the review by the end of next year supporting these different plants.

And what's great about that is that it allows for some parallelization in efficiency, even though it's somewhat staggered parallelization, there's some parallelized efficiencies there. But there's also massive serialized efficiencies to this model because in the regulatory framework, there's actually a clear angle for a clear path for how the NRC expects to be able to review subsequent licenses or license application, effectively the same thing that you've already done, such that you're really only evaluating the changes between the subsequent and what's called then the original or what they call a reference application. So what that means is after we get through the reviews on the first application, that will give us massive efficiencies for the ones we submit thereafter, because they'll really only be looking at the changes there. This is a model the NRC envisioned as being really useful and that the industry was excited about but we just never got to do that as an industry.

We're excited to be able to do that. And so that's part of – or one of -- the things we wanted to tap into and that gives us some huge benefits. The regulatory process, generally speaking, can feel somewhat opaque, and I totally understand it. Why? It's quite public actually, but it feels somewhat opaque because it's different and it's not necessarily dated in stage. So what we're doing is -- and one of the big things we're excited about doing is as we transition into being a public company -- is kind of clearly delineating what that path looks like for where we're at on the various applications we have in the door, how we can project out, and what we're taking as lessons learned, to think about what future time savings will be on our subsequent applications, as well as how they're, right now, cleared of the benefits that before has efficiencies on the 50-megawatt timelines for licensing and then also ultimately for recycling and other activities that we've been engaging with the regulator on as well.

So at the end of the day, that's how we're seeing / transitioning into submitting an application for review by, sort of late this year or early next year. The NRC has been pretty consistent in what they put forward on the record to Congress and their budget requests about a 24-month review for our application. So that's what we are planning around and expect. At the end of the day, that can change, but typically, there's been years of that being sort of the case on the record. So we're expecting that to be what we look at for timeline for review with an efficiency gain for the applications submitted in 2026 and beyond.

Jon Windham – Equity Research Analyst, UBS:

Got it. Yeah, and that's consistent with, I think NuScale announced yesterday that the indication on the review period was 24 months for their most recent application. So just to make sure I have the timeline correct, end of this year, just ballpark application and then it's somewhere around a two-year review process. You're looking into '26 ideally?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, yeah, that's really what we're looking at.

Jon Windham – Equity Research Analyst, UBS:

Okay. And then, I think you said the Idaho plant was maybe the furthest along. Can you talk through the timeline there a little bit? What are the key milestones people should be watching for on that project progressing?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, so one thing I'll just say that's very important for us, we have multiple projects going. Everything is full commercial, nothing here is, you got to build one, see and wait for it. Everything is full commercial. And the key thing for us is moving multiple as close to parallel as possible. We've had a lot more time on the Idaho front with that plant, that site. So obviously that one's leading sort of the Ohio plants, the Alaska plant, and then others that are going to be announced. But we do fully expect there to be sort of a nice, somewhat staggered parallel path for multiple plants going forward, and that's very important because it also allows us to scale up activity and for some efficiency gains to happen.

But the Idaho plant, that's going to... I mean, we have a site use permit from the Department of Energy that was issued to us 2019. We had the fuel that was awarded to us in 2019. We've been working now through the various processes of rural detailed site selection, site characterization, and those steps will culminate in us obviously being able to submit a full application. We've been working with them also on sort of taking the fuel material they're giving us and fabricating it and to fuel for our plant. So we've been working with the lab there and using an existing building, that will be the goal that is to basically fabric at a pilot level for that first plant, possibly be somewhere beyond that. But then that will help us scale into broader scale and field fabrication upgrades at a greenfield site, if you will. And that will be, we've been engaging with the regulator on, and we'll be now into more details on over the course of the next 12 to 18 months to support and sort of scale up of future plants.

And what that fabrication entails is literally taking uranium, mixing it with zirconium, and making it into fuel to put it in fuel pins that are about the diameter of my pinky. At the end of the day, about eight feet long. You put those in steel tubes that are 8 feet long and that's kind of what a fuel element looks like. And so there's progress from there. We hit some milestones that we announced two months ago or, sorry, a month and a half ago. We've got a few more in the pipeline that are coming in terms of the work and the progress there. So there's kind of a set of those milestones and those things all sort of march forward, but kind of get catalyzed then by supporting an applicant and getting everything we need in place so that application go in, supporting the initial pre-construction work for land planning and then the work of actually beginning construction and land works and construction as well as moving into full scale sort of installation of construction with the issue into the license.

What I meant there specifically is the fact that there is some work you can do in advance if a license issued. That's a decision that you make on a side-by-side, case-by-case basis. So that's something that we anticipate. It's an opportunity where we might be getting some construction work possibly before our license is issued. But again, that depends on certain approval from the NRC, but that has been done and performed with other plants and licenses in the past. We just have to figure out if that makes sense here or not. And it kind of depends on each site whether that makes sense or not. So that's kind of how that goes. So just sort of the roadmap at a high level. I know it's a lot of work, but part of what we'll be obviously also excited about is sharing a story, was how to look at progress for each of these plants and how they're now scaling forward.

Jon Windham – Equity Research Analyst, UBS:

Within these projects, the topic I don't want to talk about is how do you approach community or stakeholder engagement, right? There's always some sort of NIMBY issues with anything, but particular the nuclear. How has your engagement been with surrounding landowners, the community in terms of, and certainly how you sell sort of the safety of the technology? I'd be really interested to hear about that. Thank you.

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, I mean, one of the great things is this history of the technology and the safety of the technology has been proven in an unprecedented manner. So just real quick, it's not just paper that we can talk about a system that has these great safety features and just to eliminate this really quickly, when we talk about these passive and inherent safety features, what that means is it's a reactor that as it heats up, its fuel thermally expands, causing more neutrons to leak out of the core, absorbing in the shield, and causing the reactor to shut down.

That gives you this natural mechanism to shut the reactor down just by natural physics. Then from there, you have the ability to always be able to remove heat just through the natural circulation of the sodium in the vessel as well as air sort of outside the vessel. That combo set means you're always able to stay cooled and controlled, which is awesome. You don't need other external things to actuate, right? So we're not relying on valves, or pumps, or fans because the blowers, or any of this stuff. Just the natural physics of the system allow that to happen. Cool, but what's really cool is this was done before at scale, so that EBR-II plant I talked about, this actually was done before. On April 3rd, 1986, this reactor was producing and they went through these tests, these heat removal tests. It was operating in full power. They locked the control down on the reactor, and they turned off the pumps that would drive the coolant. That's a massively catastrophic event for today's reactors. Really, really bad, way worse than what we've seen happen. And what we saw happen in EBR-II was just as expected, pump shut down, the fuel starts to overheat because it's not being cooled, thermally expands, shuts itself down and then all those natural phenomena kick in and just remove everything, remove all the heat so they cool, without scratch to the fuel.

They went to lunch, came back, turned the reactor back on. By the way, that's a unique feature for fast reactors that you can turn it right back on without having the fission product preclude start up. And then they locked the control rods out of the reactor, things that otherwise would've shut it down. So you have to just rely on natural physics. And then they turned off power to the plant, something that was very similar to what happened at Fukushima, but way worse because they did this at full power. Fukushima lost power after it had been shut down for an hour. This plant having that happen, and again, all those same phenomena occurred: heat it up, shut itself down. It was vastly rejected all this heat. That's a powerful thing. It went through events that are otherwise extraordinarily catastrophic without the scratch, and the fact that you can point to that, tell people that story and say that, "Hey, that's what we're building off of. That performs pretty much identically."

That's great. That builds a huge amount of confidence. But the other thing is I would actually argue that the NIMBYism story is radically overblown. It's kind of a precept that I thought about too, and what I've found is not that case. Yes, in a few places for sure, but largely what we've seen is demographically there's been a massive shift in support being nuclear. There's a lot of reasons that's happened. I think sometimes people dismiss the number one reason, which is people have better access to information than they've ever had thanks to the internet. Kind of silly, but it's reality. We have the ability to defend misinformation and disinformation driven by certain anti-nuclear campaigns in the past has now been able to be reputed and rebutted. There's some good stories about that. Actually Oliver Stone made a movie that kind of talks about some of that last year. We were in it, which was cool. But it kind of shows how this has been shifting.

In fact, just to illustrate this, our engagement does have public involvement often. So you go and you engage with communities almost always though you don't have to do a lot of work to talk about this stuff because they're almost always super excited because they know and they get the value like, "Hey look, the data supports this." People who are driven by data often when they're thinking about these things. When I say often, I just mean the people that we end up talking to in these communities driven by data analysis, they say, "Hey look, nuclear is the safest, one of the greenest, so how do all these great attributes do it. One of these next-generation things, It feels like the future, we want that here." So you see a lot of support like that. Now it's also helpful that we're really small so that we don't have to go... When we cite something, it doesn't have this huge sort of area of impact that it has, that you are more likely to find some people that aren't excited by you being there.

Instead of being small, lets us just have a lot more of an out-of-clinic approach. If you're inciting somewhere that needs your power, that maybe existentially depends on your power, they're going to be pretty excited about you being there, the data center facility. But perhaps one of the most exciting projects to eliminate this just very clearly is sort of the opposite NIMBY, to the point of it being like YIMBY, is some of the projects that we've been exploring with large real estate developers in the master plan community. Developers that see the potential exciting nuclear plants and around their planned developments for the next-grade natural commercial industrial use perspective as a huge enabler in terms of what it brings forward for being climate-friendly, in terms of what it brings forward for being price-stable in terms of energy prices. And also just having energy to do some of these projects.

To the point that these are not just side projects. We're talking about some of the bigger company-trade companies out there who've been looking at some of these opportunities and see the value sector. So I'll actually say, I think it's actually pretty quickly shifting in the aggregate to be quite a bit more supportive of it. But for those folks who are maybe new or choosing to be a little skeptical of it, that's the great thing about the story, because you can point to something that we've done and that worked and people can sort of get their head around this as having a deep history behind it. And often people get pretty comfortable accordingly.

Jon Windham – Equity Research Analyst, UBS:

And then the other thing I was interested in, and I think differentiates Oklo a bit, is the business model. Some of the SMR companies want to license, sell technology, some want to actually make the modules. The other avenues to actually construct and build and own plants. Can you talk a little bit about your business model approach?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, yeah, for sure. So one of the things that I saw drawn up in the space was just that the model that's been used in the industry before, which is where you design the plant to 50% to 80% completion, you go about to new potential customers, ask them to pay you a couple hundred million dollars to do the rest of the design work, to do the siting, permitting, construction, operations, decommissioning all that and so forth. There's just not a lot of folks that really, really want that. There are -- there definitely are, but we saw that that makes the process of buying what people do want out of the nuclear system really hard. And so we wanted to change that by making it easier for them by focusing on a business model where we design and operate, build plants and sell the power through long-term power purchase agreements.

The markets in general for large energy users continue to validate and reinforce that that's a preferred procurement pathway compared to owning and operating the assets. But what’s exciting for us is that gives us the ability to scale these things really efficiently. One thing that the nuclear industry often talks about is, "Oh, we want to scale technologies and plants to be standardized and build the same one over and over and over again." And I'll argue that in the US that's borderline impossible because if you're doing the conventional model, every utility and every energy user is going to have their own preferences. It's going to be hard to standardize. France can standardize well because they have one utility. But if we're the ones owning and operating plants, then of course we can do that, but we can also apply change management, everything else in a far more integrated way.

But it also really reduces some of the challenges of transitioning your design work and documentation work into another company's for their ability to own the asset and doing everything with it. That's a non-trivial thing. It's obviously doable, but it comes with a lot of hiccups and drag in the process. So for us it's like, "Hey, if you want power, tell us where. Let's figure out the right places to do it. And then we can go through the entire process of siting and installing the system and then start producing power and sell power with long term power offtake." It makes it a lot easier. So there's a lot of value added to that. Also, just on the company side, it's nice because then we get the value of recurring revenues from long term power uptake, the ability to tap into broad project finance markets there, which for renewables works really, really well. And most importantly, it goes back to just delivering what we find more of our customers want.

Jon Windham – Equity Research Analyst, UBS:

And then the other topic I want to talk about is policy support. Obviously there's the production tax credits in the IRA. There was a ton of news around bipartisan support in the most recent Congressional budget bill for nuclear. Can you talk a little bit about the federal policy incentives and any support you might be able to get in terms of financing and moving the projects forward?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, it's been a very exciting time with what's been going on in nuclear, with respect to those kinds of activities. Obviously one of the things that we were very pleased to see with the Inflation Reduction Act is kind of giving nuclear similar access to the same kinds of tax credits and incentives that have been around renewables for a long time. They've obviously proven out as a way to help support the accelerated deployment of technology. So the investment package credit in particular is something we're very excited about, especially given our business model. Similarly though, there's a lot of activity that's gone into supporting work or just investments in the broader supply chain with fuel availability. That's been one of the bigger constraints I think for these next generation reactors. And we're seeing a lot that's happening there to kick that off, and sort of address some of those constraints by establishing that domestic capacity.

Obviously, we've been excited about our partnerships with Centrus there, but at the end of the day, I think that's a big piece of it. And then yeah, there's a lot of opportunity around the work Argonne has done and the way that's been moving with respect to trying to support new nuclear projects. At the end of the day, while we see a lot of opportunity there, we also see a huge amount of appetite building on the private finance markets for some of these projects as well, which is great. So you have a good set of different opportunities for how you can scale and finance against these things. Which again, it's a really nice thing about this model is when you think about how you finance against PPA, that's something you the markets understand very well, which we really appreciate.

Jon Windham – Equity Research Analyst, UBS:

Alrighty, and as we're getting up to the end here, where are you in these back closing process timelines? Any information for investors on that?

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, so we had our investor/analyst day back at the beginning of February. We are in the process now of moving to close as reasonably quickly as we can with respect to finalizing the various things we need to get in place for the S-4, and then the S-4 would go effective and we would set all the dates that we need to do. So we're getting pretty close towards the end of that, we're still expecting there to be a couple more things to make sure we can be able to update into with respect to our 2023 financial tools and all those kinds of pieces. But once that's the case, we're hopeful for a pretty smooth process to be able to close. So looking at over the next, I would say, kind of early quarter two, first half quarter two, is I think what we're sort of aiming for. Obviously there's variables there, but that’s what we are aiming for.

Jon Windham – Equity Research Analyst, UBS:

All right, great. And with that, we're sort of getting to the top of the hour. I have a very hard out here. Jacob, thank you so much for being here and sharing the Oklo story. And all the best luck in closing. And welcome to the public markets. I launched on NuScale about 18 months ago, and part of that was I really believe in this technology. We've covered to renewables for a long time, and the scale of the problem we're trying to solve, it's not going to be solved by solar and wind and batteries. They're a very important contributing factor, but you need a lot of everything when you really think back to the scale of reducing carbon.

And some of the technologies that are deployed now at scale, they're a partial step solution. They can help you meet medium-term targets in reducing your carbon, but to really going to net zero, or anything even close to approaching that, they're part of the solution. So we've had this nuclear technology that’s been around for a long time. France goods, 75% off of nuclear and has for decades. So I wish you all the best of luck. I appreciate you being here, and I will leave the final word to you. But thank you so much for your time today.

Jacob DeWitte – Co-Founder & CEO, Oklo

Yeah, thank you. What you said captured what's so promising and exciting about this technology. In a sense there’s a degree of inevitability to this, sort of, finding a new opportunity space, a new way of complementing all the macros that drive interest in nuclear, all the fundamentals of the technology that enable it as well. It's sort of this era of innovation around the way we deliver this technology, from technology to business model to just everything, supply chain, all across the board. It's going to deliver a lot of exciting opportunities for value over the course of a long time. So for someone who's loved this technology since I was a kid, it's a pretty exciting thing to see coming together.

Jon Windham – Equity Research Analyst, UBS:

Great. We'll wrap there. Everyone have a great weekend. Talk soon.

IMPORTANT LEGAL INFORMATION

About Oklo Inc.: Oklo is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission, and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. National Laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

About AltC Acquisition Corp.: AltC Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Oklo’s partnership with Centrus, the deployment and capabilities of Oklo’s powerhouses in Idaho, Ohio, and Alaska, expected market opportunity for Oklo and the consummation of the proposed business combination between Oklo and AltC. These forward-looking statements are based on information available to us as of the date of this news release and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained; the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the Securities and Exchange Commission (“SEC”) by AltC, including the Registration Statement (as defined below). If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction (the “Special Meeting”), as these documents contain and will contain important information about AltC, Oklo and the proposed transaction.

Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the Special Meeting. Information regarding persons such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the Special Meeting, is set forth in the preliminary proxy statement/prospectus/consent solicitation statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Registration Statement. The most recent amendment to the Registration Statement was filed on January 30, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1849056/000110465924007900/tm2324337-10_s4a.htm.

Shareholders, potential investors, and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact for Oklo:
Bonita Chester, Director of Communications and Media at media@oklo.com
Felipe Ucrós / Michael Landau
Gladstone Place Partners
(212) 230-5930

Investor Contact for Oklo:
Caldwell Bailey / Eduardo Royes
ICR, Inc.
OkloIR@icrinc.com